Exhibit 12

Hawaiian Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(in thousands, except for ratio)
Earnings (Loss)
Income (loss) before income taxes	$(82,573)	$15,911	$(81,087)	$16,280

Additions:
Total fixed charges (see below)	19,505	17,074	38,087	33,026

Subtractions:
Interest capitalized	1,944	466	3,160	523
Earnings (Loss) as adjusted	$(65,012)	$32,519	$(46,160)	$48,783

Fixed Charges:
Interest on indebtedness, expensed or capitalized	$3,844	$4,685	$6,728	$9,393
Amortization of debt expense	1,045	287	1,355	582
Portion of rental expense representative of the interest factor	14,616	12,102	30,004	23,051
Total fixed charges	$19,505	$17,074	$38,087	$33,026

Ratio of earnings to fixed charges	—	1.90	—	1.48

Coverage deficiency	$84,517	$—	$84,247	$—